UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         METROPOLIS REALTY HOLDINGS LLC
                         ------------------------------
                                (Name of Issuer)

                         Limited Liability Company Units
                         -------------------------------
                         (Title of Class of Securities)

                                    591728100
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP No. 591728100                                           Page 2 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ANGELO, GORDON & CO., L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,094,143
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,094,143
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,094,143
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.41%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      BD,IA,PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 591728100                                           Page 3 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JOHN M. ANGELO
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,094,143
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,094,143
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,094,143
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.41%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN, HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 591728100                                           Page 4 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MICHAEL L. GORDON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,094,143
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,094,143
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,094,143
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.41%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN, HC
--------------------------------------------------------------------------------

                                                              Page 5 of 12 Pages


      This Statement on Schedule 13D relates to limited liability company units ("Units"), of Metropolis Realty Holdings LLC (the "Issuer"). This Statement is being filed to report that, pursuant to a Merger Agreement (as defined herein and as more fully described in Item 6 below), the Reporting Persons (as defined herein) acquired beneficial ownership of the Units reported herein upon the conversion of the shares of Class A Common Stock, par value $10.00 per share ("Metropolis Realty Trust Common Stock"), of Metropolis Realty Trust, Inc. ("Metropolis Realty Trust") formerly beneficially owned by the Reporting Persons.

Item 1. Security and Issuer.

      This Statement relates to the Units. The address of the principal executive offices of the Issuer is c/o Capital Trust, Inc., 410 Park Avenue, 14th Floor, New York, New York 10022.

Item 2. Identity and Background.

      This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

      i)    Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

      ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

      iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

      This statement relates to Units held for the accounts of Angelo, Gordon and fifteen private investment funds (the "Funds") for which Angelo, Gordon acts as general partner and/or investment adviser.

      Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo, Gordon. John M. Angelo is a general partner of AG Partners, L.P. and the chief executive officer of Angelo, Gordon. Michael L. Gordon is the other general partner of AG Partners, L.P. and the chief operating officer of Angelo, Gordon. Angelo, Gordon, and AG Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. John M. Angelo and Michael L. Gordon are United States citizens. The principal business address of each of AG Partners, L.P., Angelo, Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the executive officers of Angelo, Gordon is set forth in Annex A hereto, which is incorporated herein by reference in response to this
Item 2.

      During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations

                                                              Page 6 of 12 Pages


of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

      Pursuant to the Merger Agreement, each share of Metropolis Realty Trust Common Stock formerly beneficially owned by the Reporting Persons was converted into one Unit.

      The Units held for the accounts of Angelo, Gordon and the Funds may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Units, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4. Purpose of Transaction.

      The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

      David N. Roberts ("Mr. Roberts"), a Managing Director of Angelo, Gordon, serves on the Board of Managers of the Issuer. As a manager of the Issuer, Mr. Roberts may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      All of the Units reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to
Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

      The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

      (a) (i) Each of Angelo, Gordon, Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of 1,094,143 Units (approximately 8.41% of the total number of Units outstanding). This number includes 147,297 Units held for the account of Angelo, Gordon and 946,846 Units held for the accounts of the Funds.

                                                              Page 7 of 12 Pages


      (b) (i) Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 147,297 Units held for its account and the 946,846 Units held for the accounts of the Funds.

          (ii) Each of Mr. Angelo and Mr. Gordon, as a result of his positions with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of the 147,297 Units held for the account of Angelo, Gordon and the 946,846 Units held for the accounts of the Funds.

      (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Units since July 18, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

      (d) (i) The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

          (ii) The limited partners of (or investors in) each of the Funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the accounts of their respective Funds in accordance with their respective limited partnership interests (or investment percentages) in such Funds.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Metropolis Realty Trust, the Issuer and Metropolis Realty Lower Tier LLC, a wholly-owned limited liability company subsidiary of the Issuer ("Lower Tier"), entered into an Agreement and Plan of Merger dated as of May 22, 2002 (the
"Merger Agreement") (a copy of which is incorporated by reference hereto as Exhibit B and incorporated herein by reference in response to this Item 6). Pursuant to the Merger Agreement, Lower Tier merged with and into Metropolis Realty Trust (the "Merger") with Metropolis Realty Trust as the surviving entity in the Merger. Also pursuant to the Merger Agreement, shares of Metropolis Realty Trust Common Stock, including the shares beneficially owned by the Reporting Persons, were converted into Units of the Issuer. As a result, the Reporting Persons acquired beneficial ownership of 1,094,143 Units in exchange for the 1,094,143 shares of Metropolis Realty Trust Common Stock formerly beneficially owned by the Reporting Persons.

     The Board of Directors of Metropolis Realty Trust deemed the Metropolis Realty Trust Common Stock to have a fair market value of $22.50 per share as of September 4, 2002, the effective date of the Merger. The Units have a fair market value equivalent to that of the shares of the Metropolis Realty Trust Common Stock.

     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement, which is incorporated herein by reference.

                                                              Page 8 of 12 Pages


      Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Filed as Exhibits.

      The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 12 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 16, 2002              ANGELO, GORDON & CO., L.P.

                                      By: AG Partners, L.P.
                                          Its General Partner


                                      By:/s/ Michael L. Gordon
                                         --------------------------------
                                           Name: Michael L. Gordon
                                           Title: General Partner

Date: September 16, 2002              JOHN M. ANGELO

                                      /s/ John M. Angelo
                                      -----------------------------------

Date: September 16, 2002              MICHAEL L. GORDON

                                      /s/ Michael L. Gordon
                                      -----------------------------------

                                                             Page 10 of 12 Pages

                                     ANNEX A

                Executive Officers of Angelo, Gordon & Co., L.P.

Name/Citizenship          Principal Occupation              Business Address
----------------          --------------------              ----------------
John M. Angelo            Chief Executive Officer           245 Park Avenue
(United States)                                             New York, NY 10167

Michael L. Gordon         Chief Operating Officer           245 Park Avenue
(United States)                                             New York, NY 10167

Fred Berger               Chief Administrative Officer      245 Park Avenue
(United States)                                             New York, NY 10167

Joseph R. Wekselblatt     Chief Financial Officer           245 Park Avenue
(United States)                                             New York, NY 10167

      To the best of the Reporting Persons' knowledge:

      (a)   None of the above persons hold any Units.

      (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Units.

                                                             Page 11 of 12 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.    Joint Filing Agreement, dated as of September 16, 2002, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael
      L. Gordon.......................................................     12

B. The Agreement and Plan of Merger, dated as of May 22, 2002, by and among Metropolis Realty Trust, Inc., Metropolis Realty
      Holdings LLC, and Metropolis Realty Lower Tier LLC(1)

--------
(1) Filed on May 24, 2002 as Exhibit 2.1 to the Issuer's registration statement on Form S-4 (Commission File Number 333-89142).

                                                             Page 12 of 12 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13D with respect to the Units of Metropolis Realty Holdings LLC, dated as of September 16, 2002, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: September 16, 2002             ANGELO, GORDON & CO., L.P.

                                     By: AG Partners, L.P.
                                         Its General Partner


                                     By:/s/ Michael L. Gordon
                                        ---------------------------
                                        Name: Michael L. Gordon
                                        Title:   General Partner

Date: September 16, 2002             JOHN M. ANGELO

                                     /s/ John M. Angelo
                                     ------------------------------

Date: September 16, 2002             MICHAEL L. GORDON

                                     /s/ Michael L. Gordon
                                     ------------------------------